UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      June 15, 2006

via U.S. mail

Mr. Andrew L. Schroeder
Vice President, Finance and Treasurer
MarkWest Energy Partners, L.P.
155 Inverness Drive West, Suite 200
Englewood, Colorado 80112-5000

      Re:	MarkWest Energy Partners, L.P.
      	Amendment No. 1 to Form S-1
      	Filed June 2, 2006
      	File No. 333-133534
      	Amendment No. 1 Form S-1
      	Filed June 7, 2006
      File No. 333-133439
      Form 10-K for the fiscal year ended December 31, 2005, as amended
      Filed March 16, 2006
      File No. 1-31239
      Form 10-Q for the quarter ended March 31, 2006, as amended
      Filed May 3, 2006

Dear Mr. Schroeder:

      We have reviewed your amendments to the registration statements and your draft amendments to the 10-K/A filed in response to our comment letter dated May 19, 2006 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the fiscal year ended December 31, 2005

General

1.	We note your response to our prior comment 10 in regard to
the
registration statements. However, it does not appear that you propose to make conforming changes to your Exchange Act documents. Please include a similar discussion in the amended Form 10-K, and expand the disclosure in your Form 10-Q to include a discussion for
2005.

Form 10-Q/A for the fiscal quarter ended March 31, 2006

2.	We note your response to our prior comment 12.  Item 308(c)
of
Regulation S-B also requires you to disclose any changes in your internal controls over financial reporting that are reasonably likely to materially affect your internal controls over financial reporting.
Please provide a discussion of any changes made to internal controls in the fiscal quarter ended March 31, 2006 that you believe are reasonably likely to materially affect your internal controls over financial reporting.

Closing Comments

      As appropriate, please amend your Forms 10-K and 10-Q within
10
business days of the date of this letter. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statements. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Donna Levy at (202) 551-3292, or in her absence,
Timothy Levenberg, Special Counsel, at (202) 551-3707, with any questions.

      Sincerely,



      H. Roger Schwall
      Assistant Director


cc:	David P. Oelman, Esq.
      D. Levy
      T. Levenberg


Mr. Andrew L. Schroeder
MarkWest Energy Partners, L.P.
June 15, 2006
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